Ketdarina Corp.
2360 Corporate Circle Suite 400
Henderson, NV 89074

January 29, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Ketdarina Corp.'s - Registration Statement on Form S-1
Amendment No. 1
Filing No. 333-192874

Dear: Mara L. Ransom

In response to your letter dated January 14, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: There are no such written communications or research reports presented to potential investors.

COMMENT: 2

GIVEN THE NATURE OF THE OFFERING AND THE SIZE OF THE OFFERING RELATIVE TO THE NUMBER OF SHARES OUTSTANDING HELD BY NON-AFFILIATES, IT APPEARS THAT THESE SECURITIES MAY BE BEING OFFERED BY OR ON BEHALF OF THE REGISTRANT. IN THIS REGARD, WE NOTE THAT YOUR TREASURER IS OFFERING SHARES FOR RESALE AND WE WOULD LIKE TO KNOW WHAT, IF ANY, RELATION MR. VOLODMYR BEZUHLYI HAS TO YOUR PRINCIPAL EXECUTIVE OFFICER. IF SO, THE OFFERING IS NOT ELIGIBLE TO BE CONDUCTED ON A CONTINUOUS OR DELAYED BASIS PURSUANT TO RULE 415(A)(1)(I) OF REGULATION C. PLEASE PROVIDE US WITH YOUR DETAILED ANALYSIS OF WHY THIS OFFERING IS NOT BY OR ON BEHALF OF THE REGISTRANT, WHICH ANALYSIS SHOULD ADDRESS ALL OF THE FACTORS SET FORTH IN SECURITIES ACT RULES COMPLIANCE AND DISCLOSURE INTERPRETATION 612.09, AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV.

Response: We have discontinued the registration of shares owned by the two shareholders in question: our Treasurer and Mr. Bezuhlyi. In addition we note that all our shareholders have purchased their shares in investment intent with investment intent approximately two years ago. We will not receive any proceeds from the sale of the shares.

COMMENT: 3

PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER YOU ARE A SHELL COMPANY, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IN THIS REGARD, WE NOTE THAT YOU APPEAR TO HAVE NO OR NOMINAL OPERATIONS AND ASSETS CONSISTING OF CASH AND NOMINAL OTHER ASSETS. IF YOU CONCLUDE THAT YOUR COMPANY IS A SHELL COMPANY, PLEASE REVISE YOUR PROSPECTUS TO DISCLOSE CONSPICUOUSLY THAT YOU ARE A SHELL COMPANY AND FURTHER DISCLOSE THE CONSEQUENCES OF THAT STATUS, SUCH AS THE RESTRICTIONS ON YOUR ABILITY TO USE REGISTRATION STATEMENTS ON FORM S-8, THE LIMITATIONS ON THE ABILITY OF YOUR SECURITY HOLDERS TO USE RULE 144 AND THE POTENTIAL REDUCED LIQUIDITY OR ILLIQUIDITY OF YOUR SECURITIES.

Response: We provide the following discussion:

SEC Release No. 33-8587 defines a "shell company" as a company "...with no or nominal operations and either nO or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets."

We do not believe that we can be classified as having "no or nominal operations". From inception, the Registrant's management has allocated significant effort and time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management investigated the market demand for online bedding market, analyzed what is available on Trade Shows Marketing, raised seed capital, developed website www.HeavenlyBeddingDirect.com, executed a Contract with "ANDRIY CHORNYY FOP" under which, Ketdarina Corp will purchase manufactured bedding products from ANDRIY CHORNYY Industries for resale.

Additionally, we have generated revenue of $500 from the sale of our bedding product to our client in December 2013. This revenue will be recorded in our next quarterly financials.

The Registrant does not believe that it can be classified as having "no or nominal operations" after having executed the above stated activities.

REGISTRATION STATEMENT COVER PAGE

COMMENT: 4

YOU STATE THROUGHOUT THE PROSPECTUS THAT YOU HAVE ONLY ONE EMPLOYEE, OLEKSANDR BEZUHLYI. HOWEVER, WE NOTE THAT OLEKSANDR GALDETSKYI SERVES AS YOUR TREASURER AND IS DISCUSSED IN MULTIPLE SECTIONS AS IF HE IS AN EXECUTIVE OFFICER (E.G., SUMMARY COMPENSATION TABLE). PLEASE CLARIFY THE NATURE OF MR. GALDETSKYI'S EMPLOYMENT AND REVISE YOUR DISCLOSURES WHERE APPROPRIATE. FURTHERMORE, PLEASE EXPLAIN WHY HE IS LISTED AS A SELLING SHAREHOLDER WHERE YOU ALSO STATE THAT NONE OF THE SELLING SHAREHOLDERS ARE OFFICERS OR DIRECTORS.

Response: We have revised to clarify throughout the S-1 that we have two officers and one director. We have discontinued the registration of shares by Our Treasurer.

COMMENT: 5

PLEASE ENSURE THAT YOUR PROSPECTUS CONSISTENTLY REFERENCES YOUR INTENDED BUSINESS. IN THIS REGARD, YOU REFER TO YOUR NEED TO ATTRACT "ENOUGH INTERNATIONAL STUDENTS WHO WILL USE YOUR SERVICES" ON PAGE 5. WE ALSO NOTE YOUR REFERENCE TO YOUR "DISCOVERY OR DEVELOPMENT EFFORTS" AND "COMPETING TECHNOLOGIES" ON PAGE 8. PLEASE REVISE OR ADVISE.

Response: We have deleted the statements in question.

RISK FACTORS, PAGE 5

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL., PAGE 5

COMMENT: 6

PLEASE REVISE TO QUANTIFY THE AMOUNT OF ADDITIONAL FUNDS YOU WILL REQUIRE IN ORDER TO PUT THIS RISK IN CONTEXT.

Response: We revised to include the amount of additional funds required. (Plan of operation costs + 10,000 yearly reporting costs-cash on hand).

U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE ..., PAGE 7

COMMENT: 7

PLEASE ELABORATE ON THIS RISK FACTOR TO STATE WHERE YOU WILL BE DOING BUSINESS. FOR EXAMPLE, INDICATE WHERE YOUR BUSINESS OFFICES WILL BE LOCATED.

Response: We have disclosed that our business offices will be located in Check Republic.

WHEN OUR SHARES OF COMMON STOCK COMMENCE TRADING . . ., PAGE 8

COMMENT: 8

WE NOTE THAT OTC TRADING OF COMMON STOCK HAS NOT BEEN ESTABLISHED AND MAY NOT EVER HAPPEN. PLEASE REVISE YOUR RISK FACTOR AND SIMILAR DISCLOSURES TO CLARIFY THAT OTC TRADING IS NOT A QUESTION OF "WHEN" BUT RATHER "IF."

Response: We have revised to clarify that OTC trading is a question of "if".

OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) . . ., PAGE 10

COMMENT: 9

YOUR DISCLOSURE HERE, WHICH INDICATES THAT YOUR REPORTING OBLIGATIONS MAY BE SUSPENDED BECAUSE YOU MAY ONLY BE OBLIGATED TO REPORT PURSUANT TO SECTION 15(D), SEEMS INCONSISTENT WITH YOUR DISCLOSURE ELSEWHERE WHERE YOU INDICATE THAT YOU INTEND TO ARRANGE TO HAVE YOUR SHARES QUOTED ON THE OTC BULLETIN BOARD BECAUSE ELIGIBILITY FOR QUOTATION ON THE OTCBB REQUIRES THE ISSUER TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT. IF YOU ARE SUGGESTING THAT YOU DO NOT PLAN TO CONTINUE TO REPORT AFTER YOUR SECTION 15(D) REPORTING OBLIGATIONS HAVE BEEN SUSPENDED, PLEASE ALSO DISCLOSE THAT YOUR SECURITIES WILL NOT BE ELIGIBLE TO BE, OR CONTINUE TO BE, QUOTED ON THE OTCBB.

Response: We have disclosed that we plan to continue reporting voluntarily even after our section 15(d) reporting obligation have been suspended.

DESCRIPTION OF BUSINESS, PAGE 17

COMMENT: 10

PLEASE INCLUDE THE FORM AND YEAR OF ORGANIZATION PURSUANT TO ITEM 101(H)(1) OF REGULATION S-K.

Response: We have revised to comply the year of organization and our form (Nevada Corporation). We are a Nevada Corporation, incorporated under the laws of the State of Nevada on July 13, 2011.

COMPETITION, PAGE 20

COMMENT: 11

PLEASE DESCRIBE YOUR COMPETITIVE METHODS OR STRATEGY PURSUANT TO ITEM 101(H)(4)(IV) OF REGULATION S-K.

Response: We have added the following disclosure at the end of the Competition section:

To compete effectively, we will use the following strategies: We will attempt to provide personalized customer service to meet the individual needs of each client as some clients are known personally to our president. We will also attempt to keep the quality of our product higher than competitors by constantly searching for new suppliers internationally and comparing their product and pricing. The "high' quality of products and cost savings will be passed on to our clients.

RULE 144 SHARES, PAGE 22

COMMENT: 12

YOUR DISCLOSURE HERE APPEARS TO BE INCONSISTENT. IN THE FIRST SENTENCE OF THIS SECTION, YOU STATE THAT A TOTAL OF 1,680,000 SHARES ARE AVAILABLE FOR SALE PURSUANT TO RULE 144 BUT IN THE LAST SENTENCE OF THE SAME SECTION YOU QUANTIFY THIS AMOUNT AT 2,000,000 SHARES AND YOU STATE THAT THEY ARE ALL HELD BY AFFILIATES. PLEASE ADVISE OR REVISE.

Response: We have made the requested revision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 23

COMMENT: 13

PLEASE PROVIDE DISCUSSION AND ANALYSIS OF YOUR LIQUIDITY, CAPITAL RESOURCES, AND OFF-BALANCE SHEET ARRANGEMENTS PURSUANT TO ITEM 303(A) OF REGULATION S-K. IN THIS ADDED DISCLOSURE, PLEASE DESCRIBE THE RATE OF NEGATIVE CASH FLOW PER MONTH AND THE PERIOD OF TIME THAT AVAILABLE CASH CAN SUSTAIN CURRENT OPERATIONS.

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
Response: We have disclosed the following: Our negative cash flow per month is:
5,855/3=1,952 (Last quarter expenses/3=monthly rate). Based on this estimate and on currently cash on hand we can sustain operations until (12,033/1,952 = 6 months) March, 2014.

COMMENT: 14

PLEASE REVISE TO INCLUDE A DISCUSSION AND ANALYSIS OF YOUR FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION FOR THE YEAR ENDED JUNE 30, 2013 AND THREE MONTHS ENDED SEPTEMBER 30, 2013. PLEASE ALSO INCLUDE A DISCUSSION OF YOUR RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012. SEE ITEM 303 OF REGULATION S-K.

Response:  We have included the requested discussions.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION FOR THE YEAR ENDED JUNE 30, 2013 AND THREE MONTHS ENDED SEPTEMBER 30, 2013.

As of September 30, 2013, our total assets were $12,033 comprised of cash only and our total liabilities were $280 comprised of notes payable to related parties.

As of June 30, 2013, our total assets were $17,563 comprised of cash only. Stockholders' equity decreased from $17,283 as of June 30, 2013 to $11,753 as of September 30, 2013.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012.

We have incurred recurring losses for the three months ended September 30, 2013 and 2012.
Our net loss for the three months ended September 30 2013 was $5,530 compared to a net loss of $580 for the three months ended September 30, 2012. For the period from inception on July 13, 2011, to September 30, 2013, the Company has not generated any revenue.

For the three months ended September 30, 2013, we incurred general and administrative expenses of $5,533 compared to general and administrative expenses of $530 for the three months ended September 30, 2012.

Expenses incurred for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 increased primarily due to the increased scale and scope of business operations. General and administrative expenses generally include corporate overhead, financial and administrative contracted services, marketing, and consulting costs.

PLAN OF OPERATION, PAGE 24

COMMENT: 15

WE NOTE YOUR TABLE OUTLINING THE MILESTONES AND COSTS YOU EXPECT TO INCUR FROM JUNE 2013 TO MAY 2014. PLEASE DISCLOSE GENERAL AND ADMINISTRATIVE COSTS AND PROFESSIONAL FEES INCLUDED IN THE TOTAL COST OF OPERATION IN THE TABLE. ALSO, PLEASE EXPAND YOUR DISCUSSION TO ADDRESS YOUR PROGRESS, OR LACK THEREOF, IN ACHIEVING THE MILESTONES. FOR EXAMPLE, DISCUSS THE EXTENT OF YOUR ADVERTISING CAMPAIGN ANTICIPATED TO BEGIN BY SEPTEMBER 2013, WHETHER OR NOT YOUR WEBSITE HAS LAUNCHED ENABLING YOU TO GENERATE REVENUES AND YOUR PROGRESS IN SEEKING NEW CLIENTS.

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
Response: We have included the following discussion: To date we have launched our website. We have not fully implemented our advertising campaigns. We have generated revenue of $500 and do not have a significant client base. General and administrative costs and professional fees (including the SEC required reporting fees) of $10,000 per year.

COMMENT: 16

YOU STATE BASED ON YOUR CURRENT OPERATING PLAN, YOU DO NOT EXPECT TO GENERATE REVENUE SUFFICIENT COVER EXPENSES FOR THE NEXT SIX MONTHS. FURTHER, YOU STATE YOU HAVE NOT RECEIVED CONFIRMATION FROM ANYONE TO LOAN OR INVEST FUNDS IN THE COMPANY INCLUDING YOUR SOLE OFFICER AND DIRECTOR. WE ALSO NOTE THAT YOUR AUDITOR HAS EXPRESSED A GOING CONCERN OPINION. PLEASE DISCLOSE MANAGEMENT'S VIABLE PLANS TO OVERCOME THE UNCERTAINTY OF YOUR ABILITY TO CONTINUE AS A GOING CONCERN, AND TO INCLUDE A REASONABLY DETAILED DISCUSSION OF YOUR ABILITY OR INABILITY TO GENERATE SUFFICIENT CASH TO SUPPORT YOUR OPERATIONS DURING THE 12-MONTH PERIOD FOLLOWING THE DATE OF THE FINANCIAL STATEMENTS AND THE AMOUNT OF CAPITAL NECESSARY TO SUSTAIN OPERATIONS. YOUR DISCLOSURE SHOULD PROVIDE ENOUGH DETAIL THAT YOUR READERS GAIN INSIGHT INTO MANAGEMENT'S ANALYSIS AND CONCERNS RELATED TO YOUR ABILITY TO CONTINUE TO OPERATE, INCLUDING THE PROBABILITY OF SUCCESS FOR THE VARIOUS ACTIONS YOU ARE PROPOSING. NOTE ANY REGISTRANT THAT HAS IDENTIFIED A MATERIAL LIQUIDITY DEFICIENCY MUST DISCLOSE THE COURSE OF ACTION TO REMEDY THE DEFICIENCY. REFER TO ITEM 303(A)(1) OF REGULATION S-K.

Response: We have disclosed the following: Our ability to generate sufficient cash to support our operations during the 12-month period following the date of the financial statements depends on if we are able to execute agreements with new client regarding the sale of our product and our ability to advertise our product successfully. The additional amount of capital necessary to sustain operations is (43,700 - 17,563 = 26,137(calculated by subtracting the total needed amount less current funds on hand). It is likely that we may not be able to generate enough profit in the next 12-month period to meet this deficiency. Our plan in this scenario is to borrow additional funds from our president. Currently there are no such loan guarantees in writing.

AVAILABLE INFORMATION, PAGE 25

COMMENT: 17

WE NOTE IN YOUR RISK FACTORS THE POSSIBILITY THAT YOU MAY NOT TRIGGER REPORTING OBLIGATIONS. PLEASE DISCLOSE WHETHER YOU WILL VOLUNTARILY PROVIDE ANNUAL REPORTS WITH AUDITED FINANCIALS IF YOU ARE NOT REQUIRED TO DO SO. SEE ITEM 101(H)(5) OF REGULATION S-K.

Response: We have disclosed that we plan to voluntarily provide annual reports with audited financials even if we are not required to do so.

DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS, PAGE 26

COMMENT: 18

WE NOTE YOUR INDICATION HERE THAT YOUR PRINCIPAL EXECUTIVE OFFICER, MR. BEZUHLYI, CURRENTLY WORKS AS A SALES REPRESENTATIVE FOR THE SAME COMPANY, ANDRIY CHORNYY FOP, IN WHICH YOU HAVE ENTERED INTO A CONTRACT FOR WHOLESALE SERVICES. CONSIDERING YOU AND YOUR PRINCIPAL EXECUTIVE OFFICER APPEAR TO BE DIRECT COMPETITORS FOR BUSINESS, PLEASE DISCLOSE HOW MR. BEZUHLYI INTENDS TO ALLOCATE POTENTIAL BUSINESS OPPORTUNITIES. PLEASE ADD RISK FACTOR DISCLOSURE ADDRESSING THE CONFLICTS OF INTEREST THAT APPEAR TO BE PRESENT.

Response:  We have revised this section to indicate the following:

From 2006 to January 10, 2014 he has been working as a Sales Representative to ANDRIY CHORNYY FOP. His duties were to promote and carry on sales of Bedding in the Major Cities of Western Europe like Kiev and Odessa. Mr. Bezuhlyi resigned from that position in favor of his current position and ownership of Ketdarina Corp.

EXECUTIVE COMPENSATION, PAGE 27

19. WE NOTE THAT MR. GALDETSKYI IS LISTED IN THE SUMMARY COMPENSATION TABLE FOR OFFICERS AND DIRECTORS. PLEASE DISCUSS THE COMPENSATION AGREEMENTS OR UNDERSTANDING THAT MAY EXIST BETWEEN YOU AND MR. GALDETSKYI, SIMILAR TO THE DISCUSSION OF MR. BEZUHLYI'S COMPENSATION. SEE ITEM 402(O) OF REGULATION S-K.

Response:  We have revised this section as follows:

Mr. Bezuhlyi currently devotes approximately twenty hours per week to manage the affairs of the Company. Mr. Galdetskyi currently devotes approximately fifteen hours per week to manage the affairs of the Company. They have agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers or director or employees.

FINANCIAL STATEMENTS, PAGE 30

CONDENSED STATEMENTS OF CASH FLOWS, PAGE F-12

COMMENT: 20

WE NOTE THAT THE NET LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 DIFFERS FROM THE AMOUNT OF NET LOSS REPORTED IN THE CONDENSED STATEMENTS OF OPERATIONS ON PAGE F-11. PLEASE REVISE OR ADVISE.

Response:  We have revised to correct the net loss.

EXHIBITS, PAGE II-4

COMMENT: 21

WE NOTE THE POWER OF ATTORNEY INCLUDED IN THE SIGNATURES SECTION ON PAGE II-6. PLEASE INCLUDE A MANUALLY SIGNED COPY OF THE POWER OF ATTORNEY OR A REFERENCE IN THE EXHIBITS INDEX TO THE SIGNATURES SECTION PURSUANT TO ITEM 601(B)(24).

Response: We have included a manually signed copy of the power of attorney as an exhibit to this registration statement.

EXHIBIT 5.1 - LEGAL OPINION

COMMENT: 22

COUNSEL'S LEGAL OPINION REFERS TO THE SHARES BEING REGISTERED FOR RESALE AS "DIVIDEND SHARES" AND SEEMS TO SUGGEST THAT SUCH SHARES ARE BEING DISTRIBUTED TO THE SELLING SHAREHOLDERS PURSUANT TO THE ACCOMPANYING REGISTRATION STATEMENT. THIS CHARACTERIZATION SEEMS INACCURATE. PLEASE HAVE COUNSEL REVISE HIS LEGAL OPINION TO REFLECT THE NATURE OF THE TRANSACTION AS IT IS DESCRIBED IN THE ACCOMPANYING REGISTRATION STATEMENT OR TELL US WHY THE LEGAL OPINION IS ACCURATE.

Response:  We have revised the legal opinion as requested.

Please direct any further comments or questions you may have to the company's attorney:

John T. Root, Jr.
ATTORNEY AT LAW
P.O. Box 5666
Jacksonville, Arkansas 72076
Phone:  (501) 529-8567
Fax:  (501)  325-1130

j.root.5013@gmail.com

Thank you.

Sincerely,


/s/ Oleksandr Bezuhlyi
----------------------------------
OLEKSANDR BEZUHLYI

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